Exhibit 99.1

Corporación América Airports S.A. Reports January 2022 Passenger Traffic

Total passenger traffic continued the recovery trend reaching 63.0% of January 2019 traffic levels.
Strong improvement in Armenia, surpassing pre-pandemic levels. Brazil at over 82.0% of January 2019 traffic.

LUXEMBOURG--(BUSINESS WIRE)--February 16, 2022--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 78.6% YoY increase in passenger traffic in January 2022, and a 37.0% decline when compared to the same period of 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2021)
Statistics	Jan'22	Jan'21	% Var.
Domestic Passengers (thousands)	2,855	1,689	69.0%
International Passengers (thousands)	1,107	354	212.6%
Transit Passengers (thousands)	599	511	17.3%
Total Passengers (thousands)	4,561	2,554	78.6%
Cargo Volume (thousand tons)	25.1	20.4	22.8%
Total Aircraft Movements (thousands)	50.8	35.0	45.1%

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2019)
Statistics	Jan'22	Jan'19(1)	% Var.
Domestic Passengers (thousands)	2,855	4,010	-28.8%
International Passengers (thousands)	1,107	2,380	-53.5%
Transit Passengers (thousands)	599	850	-29.5%
Total Passengers (thousands)	4,561	7,240	-37.0%
Cargo Volume (thousand tons)	25.1	33.0	-24.0%
Total Aircraft Movements (thousands)	50.8	74.7	-32.0%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.
(3)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in January 2022 grew 78.6% compared to the same period of last year, or 90.2% excluding Peru, driven by increases across all countries of operations, particularly in Argentina, reflecting easier comparisons due to tougher travel restrictions in the year ago period and the opening of borders since November 1, 2021. When compared to January 2019, overall passenger traffic declined 37.0%, or 34.8% excluding Peru, impacted by the COVID-19 pandemic. International and domestic passenger traffic dropped 53.5% and 28.8%, respectively, from pre-pandemic levels of January 2019.

In Argentina, total passenger traffic increased 1.4x YoY. Against January 2019, overall passenger traffic declined 41.0%, with international passenger traffic decreasing 62.8%, showing a strong recovery from the decline of 93.8% in July, 2021, benefiting from the opening of borders on November 1, 2021, and the summer season. Domestic passenger traffic declined 28.0% compared to 2019, improving sequentially from the declines of 34.3% and 31.1% recorded in November and December, respectively.

In Italy, passenger traffic grew 4.3x YoY and declined 58.5% when compared to January 2019. International passenger traffic experienced another monthly sequential decline, reflecting weaker demand impacted by the Omicron variant. This new variant also impacted domestic traffic which reached almost 60% of pre-pandemic levels.

In Brazil, total passenger traffic was up 24.2% YoY. Compared to the same month in 2019, overall passenger traffic declined 18.2%, showing a continued strong improvement from the 69.1% drop posted in April 2021, reflecting advanced vaccination roll-out and increased passenger demand. Domestic traffic stood at over 90.0% of pre-pandemic levels. During the month, however, passenger traffic was also affected by the cancelation of a number of flights due to COVID cases within the crew.

Total passenger traffic in Uruguay increased 6.5x YoY. Against January 2019, passenger traffic was down 53.8% showing, but posted a 10.7% sequential improvement when compared to December 2021, mainly driven by higher traffic demand during the summer season. To note, traffic improved strongly after the opening of borders effective November 1, 2021.

In Ecuador, passenger traffic increased 95.5% YoY. When compared to the same month of 2019, total traffic in January 2022 declined 31.3% showing a strong improvement since the 64.8% decrease posted last April. International passenger traffic stood at over 86% of pre-pandemic levels, boosted by routes with the US and Panama which are seeing higher passenger traffic than in 2019. Domestic passenger traffic, in turn, declined 46.5% against January 2019.

In Armenia, where the vaccination roll out has improved significantly in the past two to three months, total passenger traffic increased 2.3x YoY. Passenger traffic continued with its positive recovery trend surpassing, for the first time in January, pre-pandemic levels.

Cargo Volume and Aircraft Movements

Cargo volume increased 22.8% YoY. When compared to January 2019, total cargo volume dropped 24.0%, mainly driven by decreases of 33.3% in Brazil and 27.6% in Argentina, accounting for over 90% of the reduction. Importantly, Italy and Armenia reported higher cargo volumes compared to pre-pandemic levels of January 2019.

Aircraft movement increased 45.1% YoY. When compared to January 2019, Aircraft movements declined 32.0%, or 29.9% excluding Peru, mainly as a result of a 37.1% decrease in Argentina, which explains over 60% of the overall drop. To note, aircraft movement in Armenia, Brazil and Ecuador stood at 89.9%, 83.7% and 79.3% of January 2019 levels, respectively.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2021)
	Jan'22	Jan'21	% Var.
Passenger Traffic (thousands)
Argentina(1)	2,273	929	144.8%
Italy	191	36	425.2%
Brazil(2)	1,527	1,230	24.2%
Uruguay	114	15	651.3%
Ecuador	243	124	95.5%
Armenia	214	64	232.4%
Peru	-	156	-100.0%
TOTAL	4,561	2,554	78.6%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.
Cargo Volume (tons)
Argentina	13,638	10,599	28.7%
Italy	1,155	1,132	2.0%
Brazil	4,027	4,458	-9.7%
Uruguay(3)	2,070	1,777	16.5%
Ecuador	3,130	1,458	114.6%
Armenia	1,050	787	33.4%
Peru	-	206	-100.0%
TOTAL	25,071	20,417	22.8%
Aircraft Movements
Argentina	25,230	16,477	53.1%
Italy	3,022	997	203.1%
Brazil	12,277	10,597	15.9%
Uruguay	2,831	632	347.9%
Ecuador	5,676	4,116	37.9%
Armenia	1,752	740	136.8%
Peru	-	1,442	-100.0%
TOTAL	50,788	35,001	45.1%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2019)
	Jan'22	Jan'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	2,273	3,853	-41.0%
Italy	191	460	-58.5%
Brazil(2)	1,527	1,866	-18.2%
Uruguay	114	247	-53.8%
Ecuador	243	353	-31.3%
Armenia	214	212	0.7%
Peru	-	249	-100.0%
TOTAL	4,561	7,240	-37.0%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.
Cargo Volume (tons)
Argentina	13,638	18,845	-27.6%
Italy	1,155	1,027	12.4%
Brazil	4,027	6,042	-33.3%
Uruguay(3)	2,070	2,121	-2.4%
Ecuador	3,130	3,733	-16.1%
Armenia	1,050	859	22.3%
Peru	-	370	-100.0%
TOTAL	25,071	32,996	-24.0%
Aircraft Movements
Argentina	25,230	40,140	-37.1%
Italy	3,022	4,644	-34.9%
Brazil	12,277	14,670	-16.3%
Uruguay	2,831	3,941	-28.2%
Ecuador	5,676	7,154	-20.7%
Armenia	1,752	1,948	-10.1%
Peru	-	2,164	-100.0%
TOTAL	50,788	74,661	-32.0%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2021, Corporación América Airports served 35.7 million passengers, or 42.4% of the 84.2 million passengers served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716